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                                                                       Exhibit K


                                                                    May __, 1999


[Employee Name
and
Address]



Dear ____:

As you are aware, GenCorp is planning to spin-off its Decorative and Building Products and its Performance Chemicals businesses into a separately held public company. As a result of the spin-off, the new GenCorp headquarters will be in Sacramento, CA, thus requiring you relocation to the Sacramento area.

This letter will confirm our agreement regarding your transfer to Sacramento, CA after the proposed spin-off. The following is contingent upon the planned spin-off;

1. CURRENT BASE SALARY "Grandfathered" at your current level of $___K per year.

2. ANNUAL BONUS PLAN (ICP) "Grandfathered" at the current ___% maximum opportunity level.

3.   LTIP
     You will be eligible to participate in the Long Term Incentive Plan, based upon the Plan requirements.

4.   RELOCATION
     You will be provided relocation assistance according to GenCorp's relocation policy for transferring employees and will be guaranteed no loss of equity on the sale of your current home. In addition to the normal benefits under the Relocation Assistance Program, and recognition of higher cost of living in the Sacramento area, you will be given a relocation allowance equivalent to two months' salary, which will be grossed up for tax purposes.



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[Employee Name]                     -2-                            May __, 1999


5.   SEVERANCE
     If your employment with GenCorp terminates involuntarily, within two years from date of spin off, you will be eligible for salary continuation for a period of two years, including incentive compensation [if applicable] at 50% of your base salary.

There are no planned major changes to the other benefit programs, which you will continue to be eligible to participate.

Again, should the planned spin-off be cancelled for any reason, this letter will become null and void.

Sincerely,